BEFORE THE
  SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, DC  20549

  FORM U-57

  NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

  Filed under Section 33(a) of the Public Utility Holding
  Company Act of 1935, as amended

  CHI Hydroelectric Company, Inc.

  by:  CHI Energy, Inc.
       680 Washington Boulevard
       Fifth Floor
       Stamford, CT  06901

  CHI Energy, Inc., a Delaware Corporation, hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that CHI Hydroelectric Company, Inc., a corporation organized under the laws of Canada, is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

  CHI Hydroelectric Company, Inc. does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither CHI Hydroelectric Company, Inc. nor any of its subsidiary companies is or will be a public utility operating within the United States.

  Item 1. (a) Entity claiming foreign utility company status:

            CHI Hydroelectric Company Inc.
            CIBC Tower
            1155 Rene-Levesque Boulevard West
            Suite 175
            Montreal, Quebec H3B 3Z7
            CANADA

       (b) Description of facilities used for the generation, transmission and distribution of electric energy for sale:

            CHI Hydroelectric Company, Inc. holds a 49-percent general partner interest in Star Lake Hydro Partnership, which owns the Star Lake Hydroelectric Project. The Star Lake Hydroelectric Project is an 18-MW hydroelectric facility located near Buchans, Newfoundland, Canada that sells all of its electric capacity and energy to Newfoundland & Labrador Hydro at wholesale under a long-term power purchase agreement. The project includes a transmission line of approximately 40 kilometers connecting to a Newfoundland & Labrador substation.

       (c) To the extent known, identification of each person that holds five percent or more of any class of voting securities of CHI Hydroelectric Company, Inc.:

            CHI Hydroelectric Company, Inc. is 100-percent owed by CHI Canada Inc., CIBC Tower, 1155 Rene-Levesque Boulevard West,Suite 175, Montreal, Quebec H3B 3Z7, which is a 100-percent owned subsidiary of CHI Finance, Inc., 680 Washington Boulevard, Fifth Floor, Stamford, CT 06901, which is a 100-percent owned subsidiary of CHI Energy, Inc., 680 Washington Boulevard, Fifth Floor, Stamford, CT 06901.

  Item 2. CHI Hydroelectric Company, Inc. has no domestic associate public-utility companies.

  The Commission is requested to mail copies of all correspondence relating to this Notification to:

  Christopher Hocker
  CHI Energy, Inc.
  680 Washington Boulevard
  Fifth Floor
  Stamford, CT  06901

  Donald H. Clarke, Esq.
  Wilkinson Barker Knauer, LLP
  2300 N Street NW, #700
  Washington, DC  20037

  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

  CHI Energy, Inc.

  By:

  Christopher Hocker
  Vice President, CHI Energy, Inc.           November 22, 2000